Exhibit (a)(5)(B)

Lifeway ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

MORTON GROVE, IL, July 26, 2017 – Lifeway Foods, Inc. (Nasdaq: LWAY), “Lifeway” or the “Company,” the leading U.S. supplier of kefir cultured dairy products, announced today the preliminary results of its “modified Dutch auction” tender offer for up to $6 million of its common stock at a price per share not less than $8.50 and not greater than $9.50. The tender offer expired at 5:00 P.M., New York City time, on July 25, 2017.

Based on the preliminary count by the depositary for the tender offer, a total of approximately 85,665 shares of the Company’s common stock were validly tendered and not validly withdrawn at or below the price of $9.50 per share, including approximately 3,546 shares that were tendered through notice of guaranteed delivery. The tender offer was not fully subscribed. In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, the Company expects to accept for payment a total of approximately 85,665 shares of the Company’s common stock at a purchase price of $9.50 per share, for a total cost of approximately $813,817, excluding fees and expenses related to the tender offer. These shares represent approximately 0.53% of the Company’s total outstanding common stock as of July 25, 2017. The depositary for the tender offer will promptly pay for the shares accepted for purchase pursuant to the tender offer.

The Company expects to fund the share purchases in the tender offer and the related fees and expenses through cash and cash equivalents on hand.

The number of shares expected to be purchased in the tender offer and the purchase price per share are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased in the tender offer and the final purchase price per share will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

The dealer manager for the tender offer is Georgeson Securities Corporation. Georgeson LLC is serving as information agent for the tender offer and Computershare, Inc. is serving as the depositary for the tender offer.

About Lifeway Foods, Inc.

Lifeway Foods, Inc. (LWAY), recently named one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway’s tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis in Canada, Latin America, Ireland, and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Contact:

Lifeway Foods, Inc.

Phone: 847.967.1010

Email: info@lifeway.net

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, including statements about the preliminary results of the tender offer and the Company’s intention to purchase shares in the tender offer. These statements use words, and variations of words, such as “will,” “expect,” “assume,” and “approximately.” You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: the preliminary nature of the results announced in this press release; our ability to complete the tender offer; the actions of competitors; the effects of government agency actions and regulations; possible delays in the introduction of new products; and customer acceptance of our products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.